June 30, 2008

Division of Corporate Finance
            U.S. Securities and Exchange Commission
            Washington, D.C. 20549

Re:	Pay By The Day Holdings, Inc. Registration Statement on Form S-1 Filed March 5, 2008 File No. 333-149552

Dear Ms. Petrillo:

We represent Pay By The Day Holdings, Inc. (the “Company”).  We are in receipt of your letter dated March 26, 2008 regarding the above referenced filing and the following are our response:

General

I.
It appears that you are offering for resale a large number of securities held by affiliates. Generally, we view resale transactions by related parties of this amount as an offering "by or on behalf of the issuer" for purposes of Rule 415(a)(4) of Regulation C. Under that rule, "equity securities" offered by or on behalf of the registrant cannot be sold as an "at the market offering" unless the offering comes within paragraph (a)(1)(x) of Rule 415. Your offering does not appear to meet that requirement. As such, please revise your registration statement to offer the common stock for resale by affiliates at a fixed price for the duration of their offering. Please also revise the prospectus to make clear that the affiliates are underwriters of the securities they are offering. If you disagree with our determination, please advise the staff of the company's basis for determining that the resale by affiliates is eligible to be made under Rule 415(a)(1)(i). In this regard, please address the factors referred to in telephone interpretation no. 29 under Securities Act Rule 415 in our "Compliance and Disclosure Interpretations" located at www.sec.gov.

Answer:	The Company has revised the common stock amount offered for resale by the affiliate shareholders.

2.
Please revise the cover page of the Form S-I to add the boxes to indicate whether the company is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See SEC Release No. 33-8876 (December 19, 2007) available at www.sec.gov.

Answer:	The Company has revised the cover page of the Form S-1 to add boxes indicating the Company is a smaller reporting Company.

3.
Please revise the document throughout to refer to the activities of the company and its consolidated subsidiary in the proper tense. For example, in the second paragraph under the sub-heading "About Our Company" on page one, the disclosure regarding the company's operations is presented in the future tense. It appears from the financial statements and from the company's website, however, that the company has already started operations and is making sales. Please revise the registration statement throughout to reflect that the company has current operations and to distinguish clearly between the company's current operations and the company's operating plans for the future.

Answer:
The Company has revised the registration statement throughout to reflect that the Company has current operations and to distinguish clearly between the Company’s current operations and the Company’s operating plans for the future.

4.
Please revise your filing to include a table of select financial data for each of the last five fiscal years and interim periods, a discussion of the recapitalization and the impact on comparability of the data and whether prior business activities are indicative of future financial condition or results of operations, as applicable. See Item 301 of Regulation S-K.

Answer:	The Company has included a tabled of select financial data of the last five fiscal years and interim periods and a discussion of financial data.

5.	Please move the disclosure that appears here before the Prospectus Summary and Summary Financial Data, considering this information should appear on the cover of your prospectus.

Answer:	The disclosure has been moved.

6.
In the first paragraph, you indicate that your common stock is presently not traded on any market or securities exchange "and have (sic] no voting rights." This disclosure would appear to conflict with the disclosure that appears on page 7 indicating that holders of your common stock are entitled to one vote per share. Please revise.

Answer:	The Company has corrected the disclosure to indicate holders of common stock are entitled to one vote per share.

7.
Please confirm, if true, that the prospectus will not be used prior to the effective date of the registration statement. If not, please include the information required by Item 501(b)(10) of Regulation S-K.

Answer:	The Company confirms that the prospectus will not be used prior to the effective date of the registration statement.

8.
Using all capital letters impedes the readability of the text. Currently, you use all capital letters to emphasize information on page 2 and throughout the risk factors. Rather than use all capital letters to emphasize this information, please use bold-faced type or italics instead.

Answer:	The text has been updated to improve readability.

9.
Item 503(c) of Regulation S-K provides that issuers should not "present risk factors that could apply to any issuer or to any offering." For example, the risk you disclose under "While no current lawsuits are filed against the company, the possibility exists that a claim of some kind may be made in the future" could apply to nearly any issuer in your industry and even in other industries. If you elect to retain this and other general risk factors, you must clearly explain how they apply to your industry, company or securities. Please revise this section throughout.

Answer:	The risk factors have been revised.

10.
In the second risk factor on page three, please quantify the amount of additional funds the company will need in order to implement its business plan, rather than stating that the funds needed "will be significant." In addition, please disclose the time frame in which such additional funds will be needed.

Answer:	The Company has updated the risk factor to quantify the additional funds needed to implement its business plan.

11.
Please add a risk factor to this section addressing the risks associated with entering the credit market and extending credit. In particular, please address the risks of extending credit given today's market conditions and the general tightening of funds available for financing.

Answer:	The Company has added a risk factor addressing the risks associated with entering the credit market and extending credit.

12.
We note your disclosure indicates that the offering price of the shares of common stock was arbitrarily determined and yet, in the next sentence, you state that the offering price was determined by the price shares were sold to your shareholders in your December 2007 private placement. Therefore, it does not appear that the price you determined to use was arbitrarily determined. Please revise your disclosure accordingly.

Answer:	The disclosure has been revised.

13.
We note the disclosure below the Selling Stockholder table, on page six that none of the selling shareholders "has had a material relationship with us other than as a shareholder at any time within the past three years." Please revise the disclosure to indicate that Messrs. Anslow and Jaclin are partners in the law firm Anslow & Jaclin LLP, which is serving as counsel to the company with respect to the registration statement.

Answer:
The disclosure has been updated to reflect that Messrs. Anslow and Jaclin are partners in the law firm Anslow & Jaclin, LLP, which is serving as counsel to the Company with respect to the registration statement.

14.
We note from the website for Maxwell Network Group that they are in the business of providing consulting services to small cap companies in order to increase marketability and liquidity. Please disclose whether the company has engaged Maxwell Network Group, Inc. to provide such services to the company, and if so, please provide a detailed discussion of the terms of the services being provided and the compensation being paid. If there is a written agreement between the parties, please file it as an exhibit to the registration statement. We may have additional comments.

Answer:
The Company has not engaged Maxwell Network Group in any way for any promotional or consulting services.  There are no agreements in place and no agreements are being contemplated.  Maxwell is simply a shareholder of PBTD.

15.
You state here that you will be filing to obtain a listing on the Over The Counter Bulletin Board concurrently with the filing of this Prospectus. As it is our understanding that a market maker must file such application, which you have acknowledged elsewhere in your prospectus, please revise to clarify this point. Otherwise, your disclosure suggests that you have some control over the timing of the quotation of your shares on the OTCBB.

Answer:	The disclosure has been clarified that a market maker must file an application for listing on the Over the Counter Bulletin Board.

16.
Please disclose in the first paragraph that Pay By The Day Company Inc. was incorporated in 2003. Please also disclose when Pay By The Day Company Inc. began operations and that the sole owner of Pay By The Day Company Inc. was Jordan Starkman, the sole officer and director of Pay By The Day Holdings, Inc.

Answer:	The Company has updated the disclosure of the date of incorporation of Pay By the Day Company Inc.

17.
In the third paragraph on page nine, please provide a brief description of the products in the categories of computer products and consumer electronics that the company sells. Please also expand the discussion of the status or development stages for (i) computer products and electronics sales and (ii).the PBTD CreditPlus secured credit card. For example, we note your website lists sporting goods, furniture and Apple product categories but offers no specific products for sale. Also, the PBTD CreditPlus secured credit card requires a customer security deposit but the financial statements and disclosures do not present deposits. Also please disclose the amount of revenue for each similar product and service representing 10% or more of consolidated revenue in any of the fiscal years presented.

Answer:	The Company has updated the disclosures as requested.

18.
Please expand the discussion to describe the "targeted multi-media direct marketing approach" that the company uses. In this regard, we note that your Management's Discussion and Analysis goes into greater detail regarding your marketing efforts; please consider whether that disclosure might be more appropriate to discuss here.

Answer:
The Company has updated the discussion; its targeted multi-media direct marketing approach involves a combination of both television commercials and print advertisements in selected communities that fits our target market.  Our primary concentration is rural communities lacking big box retailers and customers who are not price conscious.

19.
In the fourth paragraph on page nine, please clarify the "coast to coast" geographic market in which the company operates to indicate whether you are referring to the United States, Canada or both. The disclosure in your Management's Discussion & Analysis would seem to indicate that you plan on focusing your efforts in Canada. Please clearly state this.

Answer:	The Company has clarified this reference to its geographic market.

20.
Your statement that PBTD's Credit Services division "will become Canada's leading marketer and provider of Secured Credit Card options..." seems speculative. Please revise or provided us with the basis for this statement.

Answer:	The Company has revised this disclosure.

21.
Please explain briefly what secured credit products you offer. We note that, at a minimum, you offer the PBTD internal card, a Secured MasterCard and the internal credit program relying upon a down-payment. In doing so, please advise readers as to whether you expect to generate most of your revenue from your credit services or the products you sell.

Answer:	The Company has further explained its product offerings.

22.
You state you will have an on-line product catalogue, catalogue mailings and will offer merchandise from Sony, IBM, Nike, Panasonic and others. Please describe the status and terms of your on-line and mailing catalogues and existing licensing agreements or arrangements you have with these manufacturers. If you have no agreements, please disclose this fact and discuss the likelihood and basis for stating you will provide these merchandise brands. If you have any agreements, please consider whether they are material contracts that should be included as exhibits.

Answer:
The Company has described the status of its on-line and mailing catalogues and further the company does not have any existing licensing agreements or arrangements with any manufacturer mentioned above.  All products desired by PBTD customers are sourced and purchased at the best price through wholesalers or retailers.

23.	Please advise or include your contracts with Imported Brands of Toronto and Supercom as exhibits to your amended filing. See Item 601(b)(10) of Regulation S-K.

Answer:	The Company does not have any contracts with Supercom, Imported Brands, or any other supplier, nor does the company require a contract from any supplier

24.
Throughout your Business discussion, you make abbreviated references to Pay by the Day in the form of "PBTD." Please ensure that these references are consistent as on page 9 you refer to "PDTD" and on page 10 you refer to "PBD," which might lead the reader to believe that you are referring to different products or companies.

Answer:	The Company has revised the document to be sure the references are consistent.

25.
In the second paragraph under this sub-heading, you refer to your "financing partner." Please clarify whether the financing for the purchases of the company's products is provided by the company, a subsidiary or an affiliate of the company. If The Credit Group is your "financing partner," please explain your relationship with them here.

Answer:	The Company has made the requested changes to clarify whether the financing for the purchases of the company's products is provided by the company, a subsidiary or an affiliate of the company.

26.
Please expand the discussion of the credit process to describe the screening process, including a brief description of the criteria used for each credit product offered to determine whether credit approval is granted.

Answer:
The Company has expanded the discussion of the credit process to describe the screening process, including a brief description of the criteria used for each credit product offered to determine whether credit approval is granted.

27.
We refer you to paragraph 8 on page 9. Please expand your discussion to disclose whether out bound sales efforts are conducted by employees, outsourced personnel or another alternative solution and how you intend to satisfy the cash requirements to maintain and grow a sales force adequate to maintain operations. See Item 101(h)(4) of Regulation S-K.

Answer:
The Company has expanded the discussion to disclose whether out bound sales efforts are conducted by employees, outsourced personnel or another alternative solution and how you intend to satisfy the cash requirements to maintain and grow a sales force adequate to maintain operations.

28.
 Your statement that approved applications are extended a pre-determined level of credit ranging from $1500- $5000 seems inaccurate considering you state later under "Credit Limit" on page 11 that the line of credit is limited to the amount of the customer's security deposit. Also, considering your MasterCard has a $500 minimum credit limit, this statement seems inaccurate without clarification. Please revise or clarify if you are referring to different products.

Answer:	The Company has revised the disclosure to clarify whether they are referring to different products.

29.
Please provide a brief description of the PBTD Credit Services program, including the products offered and the eligibility requirements for each product. Clearly explain whether this product is different from those credit services provided by your financing partner.

Answer:
The Company has revised the document to be sure that they have provided a brief description of the PBTD Credit Services program, including the products offered and the eligibility requirements for each product and clearly explained whether this product is different from those credit services provided by your financing partner.

30.
You refer to the need for a customer to provide a security deposit. Please clearly state here, if true, that the amount of the security deposit is the limit of the available credit under the credit card, which you indicate on page 11.

Answer:	The Company has clarified this item and yes the security deposit is the credit limit available.

31.
Please provide a description of any laws or regulations that affect the company's credit services program. Please consider adding a risk factor addressing the need to comply with, such regulations, if applicable.

Answer:	The Company has provided a description of any laws or regulations that affect the company's credit services program.

32.
You discuss your MasterCard program on page 10. In the discussion that precedes your MasterCard program, you also refer to the availability of a Visa card. Please clarify your discussion to explain whether you have both products available now and, if not, explain why not. Please also ensure that your discussion of the features of the MasterCard clearly distinguishes between the features of your internal card.

Answer:	The Company has removed VISA from all discussions and clarified the MasterCard program to include People’s Trust.

33.	Please disclose the basis for the breakdown of the company's revenue. For example, please disclose whether the percentages are based on the past operations of the company.

Answer:	The breakdown of the company’s revenue is based on the past operations of the company. This has been clarified and disclosed under Revenue Breakdown

34.	As it appears that you intend for most of your business to be derived from your toll-free numbers, explain where you operate your telecommunications center.

Answer:	The Company operates it telecommunications center at 193 Jardin Drive, 2nd Floor West, Concord, ON L4K 1X5.

35.	To the extent you revise your notes in response to the staff's comments on the annual consolidated financial statements please revise your interim notes as applicable.

Answer:	The Company has revised their notes in response to the staff's comments on the annual consolidated financial statements and interim notes as applicable.

36.
We note your disclosure the former shareholders of PBDC received 100% ownership of PBDH as a result of the transaction. Revise your disclosure to clarify that the former shareholders of PBDC received 80% of PBDH and that the remaining 20% of PBDII was already held by the sole shareholder of PBDC, Jordan Starkman.

Answer:
The Company has revised the disclosure to clarify that the former shareholders of PBDC received 80% of PBDH and that the remaining 20% of PBDII was already held by the sole shareholder of PBDC, Jordan Starkman.

37.	Please reconcile the inception date in this column heading with the date disclosed in Note 1 on page F-14.

Answer:	The Company has reconciled the inception date in this column heading with the date disclosed in Note 1 on page F-14.

38.
Please tell us how you are accounting for the expense related to your office property. We do not see any rent expense recorded in fiscal 2006, a nominal amount in fiscal 2007 and none in the quarter ended November 30, 2007. Please also tell us how you comply with the disclosure requirements for leases, as applicable.

Answer:
The Company does not have a lease agreement for its office premises.  The Company operates from premises on a rent free basis, indefinitely, from a third party.  No lease commitment exists and therefore no disclosure was made in the financial statements to reflect any commitment. We have updated the S1/A to reflect this under Description of Property.

39.	Revise to include loss on disposal of assets as part of operating expenses. See SFAS 144 paragraph 45.

Answer:	The Company has revised the 2.29.2008 interim financial statements and 8.31.2007 yearend financial statements to include loss on disposal of assets as part of operating expenses..

40.
Please tell us why you have not included the required financial information and disclosure for segments. In your response please tell us your consideration of criteria set forth in paragraph 16 of SFS No. 131 as it relates to your computer product and consumer finance business activities. If you determine you have multiple segments you should also include the disclosures required in the business section and segment your discussion in 14) &.A. See Item 101(b) of Regulation S-K and SEC Release 33-8350.

Answer:
The Company has determined that it does not have multiple segments in accordance with paragraph 16 of SFS 131. The company’s position is that the computer product and consumer finance activities both relate to the single business segment of computer and consumer electronic sales.  Further, the finance component of the business is immaterial to the overall business operations as interest charge is zero percent. Moreover, the computer finance business is incidental to the activities of the enterprise and would not be an operating segment.

41.	To the extent that you revise your disclosure elsewhere in the filing for Buck a day Co., include a discussion of the legal reorganization in the notes to the financial statements, as applicable.

Answer:	There is no relationship whatsoever between Pay By The Day Holdings, Pay By The Day Company Inc. and Buck A Day Co.

42.
If true, please revise your disclosure to state PBDH assets and capital were recorded at historical cost in the recapitalization accounting. We refer you to your disclosures that state that PBDH assets, share capital and earnings were eliminated. Alternatively please tell us why PBTDH assets were eliminated on consolidation, as applicable.

Answer:	The Company has revised the disclosure to state PBDH assets and capital were recorded at historical cost in the recapitalization accounting.

43.	Please disclose the amount of and accounting treatment for transaction costs associated with the recapitalization or disclose the amount was immaterial.

Answer:	The transaction costs associated with the recapitalization were immaterial. The 2.29.2008 interim financial statements and 8.31.2007 year-end financial statements have been adjusted to reflect this.

44.
Please advise or revise your note to describe your accounting policies for cost of goods sold, credit card security deposits and related interest bearing account, advertising and marketing costs, referral or rewards programs and other material policies. Include important judgments made by management and the impact these estimates have on the quality of earnings. See paragraphs 12 through 14 of APB 22.

Answer:
The 2.29.2008 interim financial statements and 8.31.2007 year-end financial statements have been adjusted to reflect the above mentioned accounting policies:

Also note referral and reward programs has been discontinued and was never implemented and the S1/A has been updated to delete any reference to this program.

Please refer to significant policy note entitled ‘Use of Estimates’ which addresses the policy surrounding the use of estimates.  Any estimates made in the 2.29.2008 interim financial statements and 8.31.2007 year end financial statements have had an immaterial effect on earnings.

45.	Please provide the disclosures required by paragraphs 19 through 22 of SFAS No. 115 with respect to your available for sale securities.

Answer:	The Company has revised the document to provide the disclosures required by paragraphs 19 through 22 of SFAS No. 115 with respect to your available for sale securities.

46.
Please expand the current disclosure to comply with all of the requirements in paragraph 2 of SFAS No. 57. Specifically disclose the nature of the director's role in the commonly controlled companies, the pertinent terms and provisions surrounding the debt extinguishment and why you do not believe that the forgiveness of debt should be recorded as a capital transaction in accordance with APB 26 paragraph 20. See also paragraph 4 of SFAS No. 57.

Answer:
We have amended the 8.31.2007 financial statements to delete any reference of the extinguishment of debt as a related party transaction, as the transaction was with a Company controlled by a former director of PBDC and was not a related party in accordance with SFAS 57.

The Company believes that the transaction should not be recorded as a capital transaction as the relationship was with a third party at the time of the extinguishment as the director had resigned.

47.
Please provide additional detail regarding the company's plan for additional funding, including the approximate timing for such funding and what sources you plan to use. In addition, please provide additional detail regarding the company's operating plan for Years 1-3.

Answer:
The Company has revised the document to provide additional detail regarding the company's plan for additional funding, including the approximate timing for such funding and what sources you plan to use.

48.
Please describe briefly the P311) Credit Plus program that the company intends to launch. Please disclose the approximate timing of the launch. In addition, please describe how this program differs from the credit programs the company currently has in place. Also, if you are utilizing "financing partners" to underwrite the obligations, tell us for what purpose the funds you require will be used.

Answer:	The Company has revised the document to show that the PBTD CreditPlus program has already been launched.

49.	Please provide additional support regarding the "calculations" that lead you to believe that there is a 10% response rate on dollars invested in advertising.

Answer:	The Company has revised the document to remove the "calculations" that lead the company to believe that there is a 10% response rate on dollars invested in advertising.

50.	Please provide support for the statistics in the fifth paragraph on page 15 regarding the number of customers who apply for credit, receive credit and make a purchase from the company.

Answer:	The Company has revised the disclosure by deleting the statistics on credit approval.

51.
Please disclose the timeframe in which the company expects to complete and air the infomercial. Also disclose any additional material expenditures required to launch the credit card and complete the infomercial.

Answer:
The Company has revised the disclosure to disclose the timeframe in which the company expects to complete and air the infomercial and any additional material expenditures required to launch the credit card and complete the infomercial.

52.	Please clarify whether the PBTD Credit Plus program is the same as the CreditPLUS Canada program. If not, please describe each program, including the timing of the launch of each program.

Answer:	The two programs are the same and the appropriate changes have been made to avoid confusion.

53.	Please disclose the approximate timing for the events described in the eighth full paragraph on page 15.

Answer:	The Company has revised the disclosure to disclose the approximate timing for the events described in the eighth full paragraph on page 15.

54.
Please expand the description of the company's relationship with Equifax, including the services that Equifax will provide and the material terms and conditions of the agreement. If the company has entered into a written agreement with Equifax, please file such contract as an exhibit to the registration statement. Please disclose the fees to be paid to Equifax. Please provide similar disclosure with respect to the company's relationship with The Credit Group.

Answer:
The Company has revised the disclosure to expand the description of the company's relationship with Equifax, including the services that Equifax will provide and the material terms and conditions of the agreement.

55.
We note the disclosure in the second to last paragraph on page 15 that the company has generated less than one full year of financial information. However, the notes to the company's financial statements indicate that Pay By The Day Company Inc. is considered the accounting acquirer. In addition, we note that the company's consolidated audited financial statements present two years of results (based on the consolidation of Pay By The Day Company Inc.). As a result, please revise the disclosure to be consistent with the company's financial reporting history.

Answer:	The Company has revised the disclosure to be consistent with the company's financial reporting history.

56.
Consistent with the previous comment, please substantially revise your results of operations to provide comparative information for the six months ended February 29, 2008 and 2007 and the fiscal years ended August 31, 2007 and 2006. Please refer to Item 303 of Regulation S-K. We may have additional comments.

Answer:	The Company has revised the results of operations to provide comparative information for the six months ended February 29, 2008 and 2007 and the fiscal years ended August 31, 2007 and 2006.

57.
Please include a discussion explaining the material decreases in sales since inception to date and an analysis of the composition of sales in each period. For example, explain what portion of sales consist of computer or electronic products and service fees and interest charges related to product financing from credit card and installment sales. See Item 303(a)(3)(iii) of Regulation S-K.

Answer:	The Company has revised the document to include a discussion explaining the material decreases in sales since inception to date and an analysis of the composition of sales in each period.

58.
We note that you state here that you believe that you can satisfy your cash requirements for the next 12 months with your current cash and expected revenues. Yet on page 15, you state that you are seeking additional funding for your planned expansion. Please provide quantitative disclosure regarding the amount of revenues and/or financing the company will need in the next 12 months in order to (i) continue operations at the current level, if any, and (ii) implement its profit, revenue and growth goals. Please disclose the likely sources of any additional funds.

Answer:
The Company has revised the disclosure to provide quantitative disclosure regarding the amount of revenues and/or financing the company will need in the next 12 months in order to (i) continue operations at the current level, if any, and (ii) implement its profit, revenue and growth goals. The Company has revised the disclosure to provide the likely sources of any additional funds.

59.
Briefly expand your disclosure to provide investors with a context for understanding your burn rate. For example, disclose the amount of cash used in operating activities as compared to the amount you have on hand as basis for the statement you can satisfy your cash needs.

Answer:	The Company has revised the document to expand the disclosure to provide investors with a context for understanding the burn rate.

60.
Please revise Mr. Starkman's biography to clearly state his principal business occupation during the past five years. For example, please disclose when he joined Pay By The Day , Holdings, Inc., the positions he held with Pay By The Day Company Inc. (including the dates such positions were held), and the positions he held with Buck A Day Company, Inc. (including the dates such positions were held).

Answer:	The Company has revised the document to provide Mr. Starkman's biography to clearly state his principal business occupation during the past five years.

61.
We note that the website for The Buck A Day Company redirects visitors to the Pay By The Day Company Inc. website. Please disclose the current status of The Buck A Day Company and any affiliations between the company, its officers and directors and Pay By The Day Holdings, Inc., including ownership interests. We may have additional comments.

Answer:
There is no affiliation between Pay By The Day Company Inc and the Buck A Day Company and its previous officers and directors.  Mr. Starkman was employed as a salesperson for the Buck A Day from January 2002 until March 2003.  Mr. Starkman is aware that the Buck A Day Company went bankrupt in 2003.  Mr. Starkman acquired the Buck A Day 800 numbers from the local phone company and acquired the Buck a Day web addresses from the website administrator who was not an officer or director of Buck a Day.

62.
Please ensure that you present compensation information for your most recently completed fiscal year. Considering it would appear that your fiscal year end is as of August 31, 2007, please revise your references to October 31, 2007 and November 30, 2007.

Answer:	The Company has revised the disclosure to present compensation information for your most recently completed fiscal year.

63.
Please revise the disclosure under this sub-heading to reflect the fact that the company only has one director. Similarly, please revise your disclosure elsewhere in this discussion to clarify that the company only has one officer.

Answer:	The Company has revised the disclosure to reflect the fact that the company only has one director and to clarify that the company only has one officer.

64.	Please include the 1,000 shares owned by Mr. Starkman's wife in the disclosure regarding Mr. Starkman's ownership and add appropriate footnote disclosure disclosing his wife's interest in the shares.

Answer:
The Company has revised the disclosure to include the 1,000 shares owned by Mr. Starkman's wife in the disclosure regarding Mr. Starkman's ownership and added the appropriate footnote disclosure disclosing his wife's interest in the shares.

65.
Please substantially revise the disclosure under this heading to include the related party transactions disclosed in the notes to the financial statements. For example, please disclose the advances to the company described in Note 5 to the unaudited financial statements for the three months ended November 30, 2007, including the name of the shareholder, the amount of the advances and the terms of the repayment. Please also disclose the consulting and management fees paid to the director and spouse of the director as disclosed in Note 6 to the unaudited financial statements for the three months ended November 30, 2007 and Note 7 to the audited financial statements for the fiscal year ended August 31, 2007, including the name of such director. Please also disclose the debt extinguished to a company controlled by the director, including the name of the company and the director. If any of the transactions disclosed are subject to written agreements, please file such agreements as exhibits to the registration statement, if material. We may have additional comments.

Answer:
The Company has revised the disclosure under this heading to include the related party transactions disclosed in the notes to the financial statements.  The Company has revised the disclosure to include the consulting and management fees paid to the director and spouse of the director.  The Company has revised the disclosure to include the debt extinguished to a company controlled by the director, including the name of the company and the director.

We have updated the Advances from Shareholder Note in the 2.29.2008 and 8.31.2007 financial statements to include the requested disclosure.

We have included additional disclosure on the related party advances in the .29.2008 and 8.31.2007 financial statements to comply with SFAS 57.

66.	Please provide the undertaking required by Item 512(h) of Regulation S-K.

Answer:	The Company has included the undertaking required by Item 512(h) of Regulation S-K.

67.	Please file as an exhibit the form of subscription agreement you utilized in your December 2008 private placement.

Answer:	The Company has included the form of subscription agreement utilized in the December 2008 private placement.

Very truly yours,

ANSLOW & JACLIN, LLP

By:   /s/  Gregg E. Jaclin
GREGG E. JACLIN